July 12, 2010

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ridgewood Energy O Fund, LLC
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 22, 2010
File No. 000-51924

Dear Mr. Shannon:

Ridgewood Energy Corporation (“Ridgewood” or the “Manager”), the manager of Ridgewood Energy O Fund, LLC (the “Fund”), submits this response to the June 29, 2010 comment letter from the staff of the Securities and Exchange Commission (“SEC” or “Commission”) regarding the above referenced filing (the “Comment Letter”).

Form 10-K for Fiscal Year Ended December 31, 2009

General

1)             SEC Comment:     To the extent any of the following comments are relevant to other Ridgewood funds, please confirm that you will apply these comments to the filings of the other Ridgewood funds accordingly.

Ridgewood Response:   We will apply such comments to the future filings of the Fund as well as all other registered funds managed by Ridgewood.

Exhibit 99 – Report of Ryder Scott Company, L.P.

2)             SEC Comment:      It appears your reserve estimate report addresses the reserves for all enterprises managed by Ridgewood Energy Corporation, your Manager, and not just those applicable to Ridgewood Energy O Fund, LLC.  In regards to this reserve estimate report, please tell us the following:

•	how the amounts within the report are relevant to Ridgewood Energy O Fund;
•	how investors are able to distinguish between the reserves attributable to Ridgewood Energy O Fund from reserves attributable to other enterprises managed by Ridgewood Energy Corporation;
•	how you intend this report to be used by investors and what information you intend to convey;
•	whether your presentation is potentially confusing to investors; and,
•	whether you considered alternative presentations to avoid reporting reserves unrelated to the investors of Ridgewood Energy O Fund.

Ridgewood Response: Ridgewood has historically obtained reserve reports from Ryder Scott Company, L.P. (“Ryder Scott”) on a total project ownership basis, which is not allocated.  Ridgewood then allocates the data internally based upon each fund’s respective ownership interest in the project.  The data disclosed in Tables III, IV, and V of the Supplementary Financial Information included within the Fund’s annual report on Form 10-K (“Annual Report”), represents the Fund’s allocated ownership of its respective wells’ reserves.

As a matter of policy, Ridgewood obtains a written consent from Ryder Scott in advance of filing Annual Reports permitting us to use their reports in our filings.  In order to provide such consent, Ryder Scott reviews Ridgewood’s allocations and accumulations to ensure that each fund’s reserve data is accurate and complete and reflects the information contained in their report. Accordingly, while the reserve report is presented unallocated, the information presented within the Supplementary Financial Information of the Annual Report has been reviewed by the Fund’s independent petroleum engineers and represents the Fund’s allocated reserves.

The Fund has included language within Table III-Reserve Quantity Information to reconcile for investors the amounts within the report compared to the amounts disclosed in the Fund’s tables.  In future annual reports, Ridgewood will request that Ryder Scott prepare its reserve reports for each fund, rather than on a total project basis, and, file such in future Annual Reports thereby avoiding further confusion regarding reserve data.

Given that the inclusion of the reserve report was a new requirement for the Annual Report, the Fund did consider alternative presentations, however, time constraints for filing requirements and reporting did not allow for the alternative of obtaining individual fund reserve reports.  Ridgewood has discussed this matter with Ryder Scott and will include allocated reserve reports in its future annual reports.

3)            SEC Comment:      The closing paragraph states in part that the report “was prepared for the exclusive use and sole benefit of Ridgewood Energy Corporation and may not be put to other use without our prior written consent for such use.”  Please obtain and file a revised version, which retains no language that could suggest either a limited audience or a limit on potential investor reliance.

Ridgewood Response:  The language included within the reserve report is standard language utilized by Ryder Scott.  As discussed above, the Fund did obtain written consent from Ryder Scott in advance of the Fund’s filing of the Annual Report.  A copy of the signed and dated consent is included in this response as Exhibit B.

Closing Comments

Attached, as Exhibit A, is a written statement from the Fund to the Commission acknowledging that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) Ridgewood may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Attached, as Exhibit B, is a copy of the written consent obtained by Ryder Scott.  As indicated above, for future filings, the Fund, and all registered Ridgewood-managed funds, will file a copy of such consent as an exhibit to its annual filings.

In the event that you have any question or comments, please feel free to contact me at (201) 447-9000.  Thank you.

Very truly yours,

/s/ Kathleen P. McSherry
Kathleen P. McSherry
Executive Vice President and Chief Financial Officer

EXHIBIT A

WRITTEN STATEMENT OF
RIDGEWOOD ENERGY O FUND, LLC

In connection with the response of Ridgewood Energy O Fund, LLC (the “Fund”), to the letter from the Securities and Exchange Commission (the “Commission”), dated June 29, 2010, the Fund acknowledges as follows:

•	The Fund is responsible for the adequacy and accuracy of the disclosures in each of their respective filings of their annual report on Form 10-K.

•
Comments from the Commission’s staff or changes in the disclosures made on the amended annual report in response to staff’s comments do not foreclose the Commission from taking any action with respect to the filings.

•	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Acknowledged this 12th day of July, 2010.

RIDGEWOOD ENERGY O FUND, LLC

By:	/s/ Kathleen P. McSherry
Name:	Kathleen P. McSherry
Title:	Executive Vice President and Chief Financial Officer

EXHIBIT B

TBPE REGISTERED ENGINEERING FIRM F-1580 FAX (713) 651-0849 1100 LOUISIANA SUITE 3800 HOUSTON, TEXAS 77002-5218 TELEPHONE (713) 651-9191

Consent of Ryder Scott Company, L.P.

As independent petroleum engineers, we hereby consent to the incorporation by reference in this Form 10-K of Ridgewood Energy O Fund, LLC to our Firm’s name and our Firm’s review of the proved oil and gas reserve quantities of Ridgewood Energy O Fund, LLC as of December 31, 2009.

\s\ Ryder Scott Company, L.P.

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

Houston, Texas
March 19, 2010

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